March 23, 2020

Dr. Avi S. Katz
Executive Chairman, Secretary, President and Chief Executive Officer GigCapital3, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

       Re: GigCapital3, Inc.
           Registration Statement on Form S-1
           Filed February 25, 2020
           File No. 333-236626

Dear Dr. Katz:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 25, 2020

Cover Page

1. We note your inclusion on the prospectus cover page of the following disclosure: "This prospectus is directed only at relevant persons. Other persons should not act on this prospectus or any of its contents. This prospectus is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose." It appears that such disclosure is not intended to apply to U.S. investors. If so, please revise to clarify such statements.
 Dr. Avi S. Katz
GigCapital3, Inc.
March 23, 2020
Page 2
Description of Securities
Exclusive Forum Selection, page 120

2. Please revise your disclosure on page 120 to provide a complete description of your exclusive forum provision, including the exceptions set forth in the provision, and the application to actions arising under the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Babula at (202) 551-3339 or Gus Rodriguez, Accounting
Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameDr. Avi S. Katz
                                                            Division of
Corporation Finance
Comapany NameGigCapital3, Inc.
                                                            Office of Energy &
Transportation
March 23, 2020 Page 2
cc:       Ren e C. Delphin-Rodriguez
FirstName LastName